XG SCIENCES, INC.

3101 Grand Oak Drive

Lansing, MI 48911

November 24, 2015

VIA EDGAR AND FACSIMILE

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Tel: (202) 551-3442

Re:	XG Sciences, Inc. Draft Registration Statement on Form S-1 Confidentially Submitted October 16, 2015 CIK No. 1435375

Dear Ladies and Gentlemen:

XG Sciences, Inc. (the “Company”) confirms receipt of the letter dated November 12, 2015 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”). We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

General

COMMENT 1:	We note that you intend to file by amendment all exhibits. We may have comments on the exhibits after they are filed. Please allow us sufficient time to review these materials before requesting acceleration of the registration statement’s effectiveness.

RESPONSE 1:	The Company acknowledges the Commission’s comment above.

COMMENT 2:	Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act whether or not they retain copies of the communications.

RESPONSE 2:	There have been no written communications to potential investors with respect to the sale of securities.

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

COMMENT 3:	Provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

RESPONSE 3:	The Company acknowledges the Commission’s comment and will provide any artwork that it intends to use as soon as possible.

COMMENT 4:	We understand that you are attempting to register the resale of common shares underlying Series A preferred stock underlying warrants (1,072,720 shares). To the extent that the warrants have not been exercised, such that the Series A preferred stock is not yet outstanding, it is premature to register the resale of the common stock underlying the Series A preferred. To register the resale of underlying common stock, the security immediately overlying the common stock must already be issued and outstanding, or there must be no conditions to the completion of the sale of the overlying securities that are within the control of the investor. Please remove these shares of common stock from the registration statement.

RESPONSE 4:	The Company acknowledges the Commission’s comment and has revised the Registration Statement in Amendment No. 1 (“Amendment No. 1”) to remove from registration the 1,072,720 shares of common stock underlying the warrants to purchase Series A Preferred Stock.

COMMENT 5:	We note that you have an ongoing private placement of Series B preferred stock which includes terms for its conversion into common stock. Please provide us your analysis why this ongoing private offering should not be integrated with your registered public primary offering. Specifically address whether your registration statement has or will constitute a general solicitation for purposes of the Series B preferred offering. Refer to Securities Act Release No. 8828 (August 10, 2007) and Questions 139.25 and 139.27 in the Securities Act section of our Compliance and Disclosure Interpretations available on the Commission’s website.

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

RESPONSE 5:	The Company’s ongoing private placement of its Series B preferred stock (the “Private Placement”) should not be integrated with its registered primary offering. The Private Placement fits within the Rule 506 safe harbor and/or under Section 4(a)(2) since the Company is not utilizing general solicitation or general advertising (with the Registration Statement or otherwise), it has prior substantive relationships with the Private Placement investors and all of such investors are accredited investors. The Registration Statement has been submitted on a confidential basis and no Private Placement investor has been provided with the confidentially submitted Registration Statement. The Company also plans to terminate the Private Placement prior to any public filing of the Registration Statement. Therefore, no investors in the Private Placement have or will become interested in the Private Placement by means of the Registration Statement. We believe our position is consistent with Release No. 8828 and Questions 139.25 and 139.27 in the Securities Act section of the Commission’s Compliance and Disclosure Interpretations.

COMMENT 6:	Please update your financial information in accordance with Rule 8-08 of Regulation S-X.

RESPONSE 6:	The Company has updated its financial information in accordance with Rule 8-08 of Regulation S-X.

Prospectus’ Outside Front Cover Page

COMMENT 7:	Because there is currently no market for your common stock, you must fix the price per share for the secondary offering until your common stock is quoted on the OTCBB. Revise the disclosures throughout the registration statement, including the plan of distribution for secondary offering section, to include a fixed price per share until the common stock is quoted on the OTCBB and at market or negotiated prices thereafter. Ensure that the disclosures throughout the registration statement are consistent.

RESPONSE 7:	The Company has revised its disclosures in accordance with the Commission’s comment above.

Prospectus Summary, page 5

COMMENT 8:	Disclose your accumulated deficit and history of losses and the fact that you anticipate that your cash and cash equivalents will be sufficient to fund your operations only through January 2016.

RESPONSE 8:	The Company has added language in Amendment No. 1 to disclose its accumulated deficit, history of losses and its position with respect to cash on hand.

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

Risk Factors, page 11; Penny Stock Regulation, page 99

COMMENT 9:	Since you are a penny stock issuer, provide appropriate risk factor disclosure of your penny stock status and the associated risks for investors.

RESPONSE 9:	The Company has added a risk factor in Amendment No. 1 regarding its penny stock status.

Risk Factors, page 11; Customer Concentration, page F-24

COMMENT 10:	Disclosure on page F-24 indicates that you had one customer whose revenue was 37% and 77% of total revenues in 2014 and 2013 and another customer whose revenue was 28% of total revenues in 2014. Advise what consideration you have given to risk factor disclosure of your customer concentration. Additionally, provide disclosure of your dependence on one or a few major customers in the business section. See Item 101(h)(4)(vi) of Regulation S-K.

RESPONSE 10:	In response to the Commission’s comment, the Company has added a risk factor regarding its customer concentration and disclosure in the business section of Amendment No. 1.

The JOBS Act allows us to delay the adoption . . . , page 17

COMMENT 11:	Since you have stated that you have irrevocably elected not to avail yourself of the extended transition period for new or revised accounting standards, please revise the subheading for this risk factor to focus on the other exemptions and accommodations for emerging growth companies that you may use.

RESPONSE 11:	The Company has revised the subheading of the referenced risk factor in response to the Commission’s comment.

Market and Industry Data and Forecasts, page 22

COMMENT 12:	We note the disclosure concerning market and industry data and forecasts included in the registration statement that you obtained from industry publications and surveys. Please disclose whether you funded or commissioned any of this research. If so, file the consent of the third party preparing the information as an exhibit to the registration statement.

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

RESPONSE 12:	The Company commissioned Prismark Partners, LLC an electronics industry consulting firm, to provide research related to finished graphitic heat spreaders. Accordingly, the Company will file consent of Prismark Partners, LLC to Amendment No. 2 as an exhibit.

Holders of Equity, page 25

COMMENT 13:	Where you state that you intend to convert your Series A preferred to common upon the listing of your stock on a qualified national exchange, please clarify, if true, that you intend to convert the Series A once your common stock is quoted on the OTCBB. Please also clarify that notwithstanding your intention to convert the Series A in this manner, holders of the Series A may also convert at their own election at any time before or after the common stock is quoted on the OTCBB.

RESPONSE 13:	The Company has clarified in Amendment No. 1 that its Series A Preferred Stock automatically converts into shares of common stock upon the listing of its common stock on a qualified national exchange and that the term “qualified national exchange” is defined in the Series A Certificate of Designations as a securities exchange registered with the Commission under Section 6(a) of the Exchange Act, as well as the over the counter markets administered by the OTCQX® and the OTCQB®, and their successor-entities. The Company has also clarified in Amendment No. 1 that holders of Series A Preferred Stock may convert their shares at their election at any time before or after the common stock is quoted on any such “qualified national exchange”.

COMMENT 14:	Please disclose the transaction(s) in which selling shareholders purchased the warrants exercisable for 235,897 shares of common stock.

RESPONSE 14:	The Company has disclosed the transactions in which selling shareholders purchased warrants exercisable for 235,897 shares of common stock in Amendment No. 1 in response to the Commission’s comment.

Operating Segment, page 30

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

COMMENT 15:	Please tell us what consideration you have given to providing in the notes to your annual financial statements the entity-wide information in ASC 280-10-50-40 through 50-42.

RESPONSE 15:	The Company has considered the segment reporting requirements in FASB ASC paragraphs 280-10-50-40 through 50-42 and has concluded that the Company is currently organized under only one operating segment. Some of the factors that we analyzed to reach this conclusion included the following:

1. All of our revenues are derived from one substantially similar business, which we define as the sale of graphene nanoplatelets and intermediate products produced therefrom. Individual components of our revenues exhibit similar economic characteristics, share similar production processes, and are shipped from our manufacturing location in Lansing, MI.

2. Our chief operating decision maker (our CEO) regularly reviews financial information from only one business segment. We do not allocate profits or operating expenses to individual products or product groupings in our internal financial statements.

3. All of our materials are manufactured at one location in Lansing, Michigan and revenues are derived from shipments to customers located around the world. Although we ship to many different countries, only two countries, the United States and Korea account for more than 10% of our total product revenues. We have added a comment to that effect in our analysis and discussion of operations.

Going Concern, page 33

COMMENT 16:	In the second paragraph, please clarify how long the proceeds of the offering will satisfy your cash requirements, and whether you believe the other anticipated financings will be necessary within the next six months.

RESPONSE 16:	The Company has added language in Amendment No. 1 to indicate how long the proceeds of the offering will satisfy its cash requirements. Specifically, the Company has provided that, if fully subscribed, the proceeds from the offering will fund the operations of the Company for a period of two or more years.

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

Summary Cash Flow, page 44

COMMENT 17:	We assume that inclusion of the phrase “as outlined in this memorandum” in the fourth and seventh paragraphs is inadvertent. Please revise.

RESPONSE 17:	The Company acknowledges the Commission’s comment and has revised the language in the fourth and seventh paragraphs in Amendment No. 1 accordingly.

Description of Our Business, page 46

COMMENT 18:	Disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of those activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

RESPONSE 18:	The Company has revised the disclosure in Amendment No. 1 to disclose that it has spent $1,269,456 during fiscal year 2013 and $1,449,478 during fiscal year 2014 in response to the Commission’s comment.

COMMENT 19:	Specify by footnote or otherwise to the diagram on page 53 what periods of time the phrases “Near Term,” “Medium Term,” and “Longer Term” encompass.

RESPONSE 19:	The Company has revised the disclosure in Amendment No. 1 to provide that the Near Term is less than two years, the Medium Term is between two and three years, and the Long Term is more than three years.

Distribution Channels, page 59

COMMENT 20:	File as an exhibit to the registration statement a form of the sales agency agreement that you signed with companies in South Korea, Japan, Taiwan, China, and Italy.

RESPONSE 20:	The Company has a form of sales agency agreement that it uses to negotiate an agency agreement. The form will be filed by amendment to the Registration Statement.

Employment Agreements and Potential Payments Upon Termination, page 77

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

COMMENT 21:	File the employment agreements with Messrs. Philip L. Rose and Michael R. Knox as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

RESPONSE 21:	The Company has filed the employment agreements with Messrs. Philip L. Rose and Michael R. Knox as exhibits to Amendment No. 1.

Selling Securityholders, page 85

COMMENT 22:	Disclose the nature of any position, office, or other material relationship which each selling securityholder has had within the past three years with XG Sciences, Inc. or any of its predecessors or affiliates. For example, disclosure on page 67 indicates that Mr. Michael R. Knox is a co-founder of the company and serves as its senior vice president, secretary, and director. See Item 507 of Regulation S-K.

RESPONSE 22:	The Company has revised the selling securityholder section in Amendment No. 1 to disclose the nature of any position, office, or other material relationship each selling securityholder has had with the Company during the past three years.

COMMENT 23:	For any selling securityholder that is a legal entity, identify by footnote or otherwise to the tabular presentation the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. For example, refer to Aspen Advanced Opportunity Fund. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website.

RESPONSE 23:	The Company has revised the selling securityholder information in the Amendment No. 1 in accordance with the Commission’s comment above.

Common Stock, page 89

COMMENT 24:	Disclose whether holders of your common stock have cumulative voting rights in the election of directors.

RESPONSE 24:	The Company has disclosed in Amendment No. 1 that holders of its common stock do not have cumulative voting rights in the election of directors.

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

Series A Convertible Preferred Stock, page 89; Series B Convertible Preferred Stock, page 90

COMMENT 25:	Please clarify the terms of the conversion mechanisms for each series of convertible preferred stock. We note that you are registering a number of shares of common stock equal to the number of shares of preferred stock that you have outstanding, but it is unclear from the description of the conversion terms that you describe here how you arrived at registering an equal number of shares for resale. For example, please clarify the meaning of the terms “Original Issue Price,” “Conversion Price,” and “Conversion Rate.” Please also clarify whether quotation on the OTCBB that you identify elsewhere as the market upon which you will attempt to be quoted is sufficient to trigger the company’s ability to require conversion of the preferred shares.

RESPONSE 25:	The Company has added disclosure which clarifies the conversion mechanisms for each series of convertible stock and other material terms in response to the Commission’s comment above. Specifically, each share of Series A Preferred Stock is convertible, at the option of its holder, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of common stock determined by dividing the Series A Original Issue Price by the Conversion Price. The number of shares of common stock into which each share of Series A Preferred Stock may be converted is the “Conversion Rate”. The “Series A Original Issue Price” is Twelve Dollars ($12.00) per share (subject to adjustment from time to time for certain recapitalizations) and the “Conversion Price” is Twelve Dollars ($12.00) (subject to adjustment from time to time for certain recapitalizations).

Each share of Series B Preferred Stock is convertible, at the option of its holder, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of common stock determined by dividing the Series B Original Issue Price by the Conversion Price. The number of shares of common stock into which each share of Series B Preferred Stock may be converted is the “Conversion Rate”. The “Series B Original Issue Price” is Sixteen Dollars ($16.00) per share (subject to adjustment from time to time for certain recapitalizations) and the “Conversion Price” is Sixteen Dollars ($16.00) (subject to adjustment from time to time for certain recapitalizations).

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

Procedures for Subscribing, page 99

COMMENT 26:	File a form of the subscription agreement as an exhibit to the registration statement.

RESPONSE 26:	The Company intends to file a form of the subscription agreement as an exhibit to Amendment No. 2 to the Registration Statement.

Legal Matters, page 102

COMMENT 27:	Include counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

RESPONSE 27:	The Company has updated the information to include counsel’s address in Amendment No. 1.

Where You Can Find More Information, page 102

COMMENT 28:	We note the “not necessarily complete” and “qualified in all respects” language. Clarify that statements made in the prospectus about the contents of any contract, agreement, or other document filed as an exhibit to the registration statement include the material provisions of the contract, agreement, or other document.

RESPONSE 28:	The Company has clarified in Amendment No. 1 that statements made in the prospectus about the contents of any contract, agreement, or other document filed as an exhibit to the registration statement include the material provisions of the contract, agreement, or other document.

Note 2- Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

COMMENT 29:	Please expand your disclosure relating to grant contract revenue recognized using the milestone method to include all of the information required by ASC 605-28-50-2. This issue also applies to your interim information.

RESPONSE 29:	The Company has not had milestone revenues for the past two fiscal years. Accordingly, the Company has removed the reference to milestone revenues in Amendment No. 1.

Exhibits and Financial Statement Schedules, page II-4

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

COMMENT 30:	List the exhibits in sequential order. For example, exhibit 5.1 should precede exhibit 9.1. See Item 601(a)(2) of Regulation S-K.

RESPONSE 30:	The Company acknowledges the Commission’s comment and has revised the exhibit section in Amendment No. 1. accordingly.

Signatures, page II-9

COMMENT 31:	The registration statement must be signed also by your principal financial officer and controller or principal accounting officer. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 to “Signatures” on Form S- 1, and revise.

RESPONSE 31:	The Company acknowledges the Commission’s comment above and has revised the signatures in Amendment No. 1 accordingly.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request. Should you require further information, please contact Matthew Ogurick, Esq. of K&L Gates LLP at (305) 539-3352.

Pamela A. Long
U. S. Securities and Exchange Commission
November 24, 2015

Sincerely,

XG SCIENCES, INC.

/s/ Philip L. Rose
Name: Philip L. Rose
Title: Chief Executive Officer

cc:	Matthew Ogurick, Esq., of K&L Gates LLP
Jeff Bauman, CPA, of Frazier & Deeter